1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

___________________

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)
___________________

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                           .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SIGNATURES

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to:

●	our plan to secure 800,000 subscribers in new business areas such as Satellite DMB (Digital Multimedia Broadcasting) and WCDMA (Wideband Code Division Multiple Access) and 500,000 accumulated subscribers abroad in countries such as the U.S. and Vietnam;

●	our plan to internationalize WIPI (Wireless Internet Platform for Interoperability) through alliances with related standard organizations such as OMA (Open Mobile Alliance) and JCP (Java Community Process);

●	our expectation that WIPI, once adopted as a global standard, will not only increase exports of related domestic companies but also open up new business opportunities for new WIPI related businesses; and

●	our expectation that sales through our MVNO (Mobile Virtual Network Operator) service in the U.S. and SK Mobile China will be USD200 million.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks; reliance on third parties to implement certain plans and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

Press Conference of SK Telecom Co., Ltd.

SK Telecom Co., Ltd. (“SK Telecom”) held a press conference on March 22 and posted a summary of the conference on its corporate web site as follows and filed a report with the Financial Supervisory Commission regarding the future business plan as was announced in the press conference in the form attached hereto as exhibit:

Title: CEO of SK Telecom Shows Optimism for New and Global Business

— SK Telecom proclaimed 2005, at a press conference held on March 22, as a year to begin reaping results in its new business and global business areas.

— The CEO recalled his first year of leading the company to be essential in laying the foundation for success in the next 10 years. SK Telecom developed new growth engines by advancing into the U.S. market, acquiring license for CDMA handset production in China, obtaining Satellite DMB and WiBro licenses, and launching the pilot built-in telematics services in Cheju Island of Korea in the past year.

— He also added that SK Telecom has been pursuing transparent management by introducing the continuous audit system for the first time in Korea in January, and making the number of outside directors larger than the number of standing directors. He stressed his strong will towards “transparent management” and “Board of Director centered management” while claiming that SK Telecom’s corporate governance has reached the global standard.

— With regards to business plans for 2005, the CEO revealed his anticipation for visible progress in new and global business areas, saying, “SK Telecom plans to secure 800,000 subscribers in new business areas such as Satellite DMB (Digital Multimedia Broadcasting) and WCDMA (Wideband Code Division Multiple Access) and 500,000 accumulated subscribers abroad in countries such as the U.S. and Vietnam.

— President Kim’s remarks about WIPI (Wireless Internet Platform for Interoperability) were under the spotlight at the press conference. He announced that he will actively work to internationalize WIPI through alliances with related standard organizations such as OMA (Open Mobile Alliance) and JCP (Java Community Process).

— When WIPI successfully becomes a global standard, SK Telecom expects that it will not only increase exports of related domestic companies but also open up new business opportunities for new WIPI related businesses.

— President Kim expressed his optimism towards the future of IT industry stressing that “the IT industry will play a big part in the recovery of the domestic economy which has been recently showing signs of rejuvenation.” He continued by saying, “the IT 839 project that the Ministry of Communication is carrying out will create various new growth engines that will lead the global market.”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: April 12, 2005

Exhibit

Amendment Report (Translation)

Date: March 22, 2005

1. Type of Document:	Future Business and Management Plan (Fair Disclosure)
2. Date of Submission:	March 22, 2005
3. Reason of Amendment:	Increase in Overseas Sales Expected
4. Amendment

Item	Before Amendment	After Amendment
5. Promotion Details	3. Expected overseas sales through SK Mobile China, a joint venture organized by SK Teletech and its Chinese partner: USD100 million	3. Expected overseas sales through SK Telecom’s MVNO service in the USA and SK Mobile China, a joint venture organized by SK Teletech and its Chinese partner: USD200 million

Future Business and Management Plan (Fair Disclosure)

1. Type of Plan		Promotion of a new business
2. Purpose of Plan		To secure solid subscriber base
3. Promotion Period		Jan. 1, 2005 ~ Dec. 30, 2005
4. Expected Investment Amount		—
5. Promotion Details		1. Target number of subscribers of new services of 2005 (WCDMA and Satellite DMB, etc.): 800,000
2. Target number of cumulative overseas subscribers of mobile phone service: 500,000
3. Expected overseas sales through SK Telecom’s MVNO service in the USA and SK Mobile China, a joint venture organized by SK Teletech and its Chinese partner: USD200 million
6. Expected Outcome		—
7. Hindrance		—
8. Date of Decision (Date of Board resolution)		—
9. Details	Information Provider	Mr. Shin Bae Kim, CEO and President
	Information Receiver	Reporters present at press conference
	Date, Event and	- Date: March 22, 2005
	Location	- Name of Event: Press Conference - Location: Plaza Hotel
10. Contacts	Responsible Person in charge of Disclosure	Mr. Sung Hae Cho, Vice President, IR Office (Tel.: 6100-1600)
	Responsible Person in charge of Disclosure	Mr. James Choi, Manager, IR Office (Tel.: 6100-1635)
	Relevant Office	IR Office (Tel.: 6100-1639)

11. Miscellaneous	—